Exhibit 99.1

Goldcorp Receives Top Sustainability Ranking in Canada

TSX: G      NYSE: GG

VANCOUVER, June 5, 2015 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) has been named one of Canada's 50 Most Socially Responsible Corporations by Sustainalytics, an independent provider of environmental, social and governance (ESG) research to institutional investors and financial institutions around the world. The annual list recognizes companies with an outstanding commitment to social and environmental responsibility.

"Operating in a transparent and socially responsible manner is a commitment that is absolutely fundamental to the way we do business," said Chuck Jeannes, Goldcorp's President and CEO. "We're proud of the strides we've made incorporating best practices into everything from land reclamation to ensuring we hire local workers and source from local suppliers where possible.  We believe that every community we work with should prosper. This acknowledgment from Sustainalytics validates the work we're doing."

Goldcorp has invested significantly in the development of policies and programs that lead the industry in areas such as workplace safety, diversity, community development, education and support for non-profits. Among the key initiatives and accomplishments:

•	The Six Pillar Strategy puts people, safety and sustainability at the core of Goldcorp operations;
•	Goldcorp's Sustainability Excellence Management System is a framework and set of standards that incorporate best-in-class environmental, safety, social and human rights practices;
•	As a signatory to the Catalyst Accord, Goldcorp is the first mining company to commit to increasing the representation of women on its Board to 25% by 2017. The company's gender diversity policies were also recognized recently with the YWCA Metro Vancouver Women of Distinction Award for Outstanding Workplace;
•	Goldcorp has collaboration agreements in place with all of the First Nations which assert Aboriginal and treaty rights in the vicinity of its Canadian mines. The agreements include commitments to skills training, employment, opportunities for business development and contracting, and a framework for issues resolution, regulatory permitting and Goldcorp's future financial contributions.
•	Goldcorp's annual Day of Remembrance – an event unique in the industry – enables employees to focus on identifying risks and making operations safer. Each office, operation and project across Goldcorp's entire business (throughout North and South America) halts all activities, including production, on this day every year to focus on safety.
•	The company's Tailings Stewardship Strategy ensures best practices are implemented for proper construction, operation, maintenance, monitoring and, ultimately, closure of Goldcorp's tailings storage facilities.
•	In 2014, Goldcorp paid approximately $62 million in community contributions through community investments, donations, sponsorships, trusts, infrastructure investments and collaborative agreements.

"This achievement is consistent with our assessment of Goldcorp. NEI Ethical Funds engaged intensively with Goldcorp when the company agreed to conduct a human rights assessment for the Marlin mine at Guatemala," said Bob Walker, Vice President Ethical Funds and ESG Services for NEI Investments.  "We recognize that assessment as the most robust and transparent ever published, setting the bar for the extractives industry, and a new standard of corporate responsibility – a standard this company is managing to attain."

Over the years, Goldcorp has also been recognized for its achievements in corporate social responsibility and sustainability by NASDAQ, Dow Jones, Randstad, YWCA, Mexican Centre for Philanthropy and Alliance for Corporate Social Responsibility and the Canadian Land Reclamation Association. In 2014, Goldcorp was awarded the Excellence in Corporate Reporting Award from Chartered Professional Accountants (CPA) Canada in recognition of the company's electronic disclosure practices and received an award for the best corporate sustainability report in 2014 from the Finance and Sustainability Initiative.

A member of the International Council on Mining and Metals, Goldcorp publishes an Annual Sustainability Report in accordance with its commitments under the United Nations' Global Compact and in alignment with Global Reporting Initiative (GRI) guidelines.

The 50 Most Socially Responsible Corporations list will be published in upcoming editions of Maclean's and L'Actualité magazines.

About Goldcorp

Goldcorp is one of the world's fastest growing gold producers.  Its low-cost gold production is located in stable jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property.  Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2014 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Jeff Wilhoit, Vice President, Investor Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001, E-mail: info@goldcorp.com, website: www.goldcorp.com

CO: Goldcorp Inc.

CNW 18:04e 05-JUN-15